SCHEDULE VII

BROOKFIELD US INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Director, Capital Markets & Treasury of Brookfield	U.K.
Mark Srulowitz, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Partner, Private Funds Group of Brookfield	U.S.A.
Courtney Burke, Director andVice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance of Brookfield	Canadian
Justin Nye, Vice President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice-President, Tax of Brookfield	U.S.A.
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory of Brookfield	Canadian
Brett Fox, Director	250 Vesey Street, 15th Floor, New York New York 10281, United States	Managing Partner, Legal & Regulatory	U.S.A.
Carolyn Bidwell, Vice President	250 Vesey Street, 15th Floor, New York New York 10281, United States	Managing Director, Tax	U.S.A.